Exhibit 99.1

ZK International to Participate in the POWERex Asia 2018 International Expo

WENZHOU, China, September 7, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (NASDAQ: ZKIN) (“ZKIN”, “ZK International” or the “Company”), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems, today announced its participation in the POWERex 2018 International Expo being held from September 6th through the 8th, 2018 at the Impact, Exhibition Center in Bangkok, Thailand.

The POWERex 2018 International Expo is the only specialized power, power generation and power transmission equipment, technology and supply international expo in Thailand that brings together an international audience of power and electric related companies. Hosted in Bangkok, the international expo showcases leading companies and the latest developments in the power industry. For more information please visit www.asiapowerexpo.com.

Mr. Jiancong Huang, Chairman of ZK International, commented, “We look forward to participating in POWERex’s international expo where we will have the opportunity to meet with existing clients as well as potential new clients and strategic partners. Expanding into new markets and in particular having a presence in this region is a key focus of our Company. Due to the aging power plant infrastructure, the domestic pipeline and liquefied natural gas (LNG) regasification infrastructure in the region will need to be expanded in the short term to accommodate the growing domestic supply and demand gap. ZK International is well positioned to take advantage of these potential opportunities. During the expo we look forward to learning more about how we can integrate our patented, high-performance products with leading, global power generation companies and their technologies.”

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com